UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of January, 2007

                           SPIRENT COMMUNICATIONS plc
      _____________________________________________________________________
                 (Translation of registrant's name into English)

   Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                  RH10 9QL, UK.
      _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________








BLOCKLISTING SIX MONTHLY RETURN



To:       The FSA



Date: 9 January 2007



Name of applicant:                SPIRENT COMMUNICATIONS PLC
Name of scheme:                   SPIRENT EXECUTIVE SHARE OPTION SCHEME, 1995
Period of return:                 From: 1 JULY 2006               To: 31 DECEMBER 2006
Balance under scheme from previous return:            4,132,259 ORDINARY SHARES OF 3 1/3p EACH
The amount by which the block scheme has been         NIL
increased, if the scheme has been increased since the
date of the last return:

Number of securities issued/allotted under scheme     2,179,199 ORDINARY SHARES OF 3 1/3p EACH
during period:
Balance under scheme not yet issued/allotted at end   1,953,060 ORDINARY SHARES OF 3 1/3p EACH
of period:
Number and class of securities originally listed and  3,000,000 ORDINARY SHARES OF 3 1/3p EACH DATED 29
the date of admission:                                SEPTEMBER 2000

                                                      3,000,000 ORDINARY SHARES OF 3 1/3 p EACH DATED 28
                                                      MAY 2004

                                                      3,500,000 ORDINARY SHARES OF 3 1/3p EACH DATED 14
                                                      MARCH 2006
Total number of securities in issue at the end of the 975,851,486 ORDINARY SHARES OF 3 1/3 p EACH
period :                                              (885,599,999 WHEN EXCLUDING TREASURY SHARES)


Name of contact:                                      Warren Nash
Address of contact:                                   Spirent Communications plc

                                                      Spirent House

                                                      Crawley Business Quarter

                                                      Fleming Way

                                                      Crawley, RH10 9QL
Telephone number of contact:                          01293 767676


SIGNED BY        Warren Nash
                 Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

                 Spirent Communications plc
                 Name of applicant




If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


BLOCKLISTING SIX MONTHLY RETURN



To:       The FSA



Date: 9 January 2007



Name of applicant:                SPIRENT COMMUNICATIONS PLC
Name of scheme:                   U.S EMPLOYEE STOCK PURCHASE PLAN
Period of return:                 From: 1 JULY 2006               To: 31 DECEMBER 2006
Balance under scheme from previous return:            1,237,364 ORDINARY SHARES OF 3 1/3p EACH
The amount by which the block scheme has been         NIL
increased, if the scheme has been increased since the
date of the last return:

Number of securities issued/allotted under scheme     NIL
during period:
Balance under scheme not yet issued/allotted at end   1,237,364 ORDINARY SHARES OF 3 1/3p EACH
of period:
Number and class of securities originally listed and  435,000 ORDINARY SHARES OF 3 1/3p EACH DATED 5 JUNE
the date of admission:                                2001

                                                      3,500,000 ORDINARY SHARES OF 3 1/3 p EACH DATED 1
                                                      NOVEMBER 2001

                                                      7,000,000 ORDINARY SHARES OF 3 1/3 p EACH DATED 18
                                                      NOVEMBER 2002

                                                      1,800,000 ORDINARY SHARES OF 3 1/3 p EACH DATED 6
                                                      DECEMBER 2004
Total number of securities in issue at the end of the 975,851,486 ORDINARY SHARES OF 3 1/3 p EACH
period :                                              (885,599,999 WHEN EXCLUDING TREASURY SHARES)



Name of contact:                                     Warren Nash
Address of contact:                                  Spirent Communications plc

                                                     Spirent House

                                                     Crawley Business Quarter

                                                     Fleming Way

                                                     Crawley, RH10 9QL
Telephone number of contact:                         01293 767676


SIGNED BY        Warren Nash
                 Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

                 Spirent Communications plc
                 Name of applicant



If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


BLOCKLISTING SIX MONTHLY RETURN



To:       The FSA



Date: 9 January 2007



Name of applicant:                SPIRENT COMMUNICATIONS PLC
Name of scheme:                   SPIRENT GLOBAL ALL EMPLOYEE SHARE PURCHASE PLAN
Period of return:                 From: 1 JULY 2006               To: 31 DECEMBER 2006
Balance under scheme from previous return:            814,444 ORDINARY SHARES OF 3 1/3p EACH
The amount by which the block scheme has been         NIL
increased, if the scheme has been increased since the
date of the last return:

Number of securities issued/allotted under scheme     NIL
during period:
Balance under scheme not yet issued/allotted at end   814,444 ORDINARY SHARES OF 3 1/3p EACH
of period:


Number and class of securities originally listed and  1,000,000 ORDINARY SHARES OF 3 1/3p EACH DATED 18
the date of admission:                                NOVEMBER 2002

                                                      700,000 ORDINARY SHARES OF 3 1/3 p EACH DATED 6
                                                      DECEMBER 2004
Total number of securities in issue at the end of the 975,851,486 ORDINARY SHARES OF 3 1/3 p EACH
period :                                              (885,599,999 WHEN EXCLUDING TREASURY SHARES)



Name of contact:                                     Warren Nash
Address of contact:                                  Spirent Communications plc

                                                     Spirent House

                                                     Crawley Business Quarter

                                                     Fleming Way

                                                     Crawley, RH10 9QL
Telephone number of contact:                         01293 767676


SIGNED BY        Warren Nash
                 Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

                 Spirent Communications plc
                 Name of applicant



If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


BLOCKLISTING SIX MONTHLY RETURN



To:       The FSA



Date: 9 January 2007



Name of applicant:                SPIRENT COMMUNICATIONS PLC
Name of scheme:                   NETCOM AMENDED AND RESTATED STOCK OPTION PLAN
Period of return:                 From: 1 JULY 2006               To: 31 DECEMBER 2006
Balance under scheme from previous return:            1,526,887 ORDINARY SHARES OF 3 1/3p EACH
The amount by which the block scheme has been         2,500,000 ORDINARY SHARES OF 3 1/3p EACH
increased, if the scheme has been increased since the
date of the last return:

Number of securities issued/allotted under scheme     966,154  ORDINARY SHARES OF 3 1/3p EACH
during period:
Balance under scheme not yet issued/allotted at end   3,060,733 ORDINARY SHARES OF 3 1/3p EACH
of period:
Number and class of securities originally listed and  3,291,399 ORDINARY SHARES OF 3 1/3p EACH DATED 3
the date of admission:                                SEPTEMBER 1999

                                                      1,739,130 ORDINARY SHARES OF 3 1/3 p EACH DATED 8
                                                      JULY 2002

                                                      6,722,689 ORDINARY SHARES OF 3 1/3 p EACH DATED 8
                                                      OCTOBER 2002

                                                      2,500,000 ORDINARY SHARES OF 3 1/3 p EACH DATED 19
                                                      OCTOBER 2006


Total number of securities in issue at the end of the 975,851,486 ORDINARY SHARES OF 3 1/3 p EACH
period :                                              (885,599,999 WHEN EXCLUDING TREASURY SHARES)


Name of contact:                                     Warren Nash
Address of contact:                                  Spirent Communications plc

                                                     Spirent House

                                                     Crawley Business Quarter

                                                     Fleming Way

                                                     Crawley, RH10 9QL
Telephone number of contact:                         01293 767676


SIGNED BY        Warren Nash
                 Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

                 Spirent Communications plc
                 Name of applicant



If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


BLOCKLISTING SIX MONTHLY RETURN



To:       The FSA



Date: 9 January 2007



Name of applicant:                SPIRENT COMMUNICATIONS PLC
Name of scheme:                   ZARAK AMENDED AND RESTATED STOCK OPTION PLAN
Period of return:                 From: 1 JULY 2006               To: 31 DECEMBER 2006
Balance under scheme from previous return:            2,690,996 ORDINARY SHARES OF 3 1/3p EACH
The amount by which the block scheme has been         NIL
increased, if the scheme has been increased since the
date of the last return:

Number of securities issued/allotted under scheme     NIL
during period:
Balance under scheme not yet issued/allotted at end   2,690,996 ORDINARY SHARES OF 3 1/3p EACH
of period:
Number and class of securities originally listed and  3,895,474 ORDINARY SHARES OF 3 1/3p EACH DATED 14
the date of admission:                                NOVEMBER 2000
Total number of securities in issue at the end of the 975,851,486 ORDINARY SHARES OF 3 1/3 p EACH
period :                                              (885,599,999 WHEN EXCLUDING TREASURY SHARES)


Name of contact:                                     Warren Nash
Address of contact:                                  Spirent Communications plc

                                                     Spirent House

                                                     Crawley Business Quarter

                                                     Fleming Way

                                                     Crawley, RH10 9QL
Telephone number of contact:                         01293 767676


SIGNED BY        Warren Nash
                 Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

                 Spirent Communications plc
                 Name of applicant



If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


BLOCKLISTING SIX MONTHLY RETURN



To:       The FSA



Date: 9 January 2007



Name of applicant:                SPIRENT COMMUNICATIONS PLC
Name of scheme:                   SPIRENT SAVINGS RELATED SHARE OPTION SCHEME
Period of return:                 From: 1 JULY 2006               To: 31 DECEMBER 2006
Balance under scheme from previous return:            68,185 ORDINARY SHARES OF 3 1/3p EACH
The amount by which the block scheme has been         NIL
increased, if the scheme has been increased since the
date of the last return:

Number of securities issued/allotted under scheme     NIL
during period:
Balance under scheme not yet issued/allotted at end   68,185 ORDINARY SHARES OF 3 1/3p EACH
of period:
Number and class of securities originally listed and  200,000 ORDINARY SHARES OF 3 1/3p EACH DATED 31
the date of admission:                                DECEMBER 2003
Total number of securities in issue at the end of the 975,851,486 ORDINARY SHARES OF 3 1/3 p EACH
period :                                              (885,599,999 WHEN EXCLUDING TREASURY SHARES)


Name of contact:                                     Warren Nash
Address of contact:                                  Spirent Communications plc

                                                     Spirent House

                                                     Crawley Business Quarter

                                                     Fleming Way

                                                     Crawley, RH10 9QL
Telephone number of contact:                         01293 767676


SIGNED BY        Warren Nash
                 Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of


                 Spirent Communications plc
                 Name of applicant



If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


BLOCKLISTING SIX MONTHLY RETURN



To:       The FSA



Date: 9 January 2007



Name of applicant:                SPIRENT COMMUNICATIONS PLC
Name of scheme:                   SPIRENT STOCK INCENTIVE PLAN
Period of return:                 From: 1 JULY 2006               To: 31 DECEMBER 2006
Balance under scheme from previous return:            3,863,831 ORDINARY SHARES OF 3 1/3p EACH
The amount by which the block scheme has been         NIL
increased, if the scheme has been increased since the
date of the last return:

Number of securities issued/allotted under scheme     1,877,635  ORDINARY SHARES OF 3 1/3p EACH
during period:
Balance under scheme not yet issued/allotted at end   1,986,196 ORDINARY SHARES OF 3 1/3p EACH
of period:
Number and class of securities originally listed and  3,720,930 ORDINARY SHARES OF 3 1/3p EACH DATED 1
the date of admission:                                OCTOBER 2003



                                                      3,703,703 ORDINARY SHARES OF 3 1/3 p EACH DATED 2
                                                      OCTOBER 2003
Total number of securities in issue at the end of the 975,851,486 ORDINARY SHARES OF 3 1/3 p EACH
period :                                              (885,599,999 WHEN EXCLUDING TREASURY SHARES)


Name of contact:                                      Warren Nash
Address of contact:                                   Spirent Communications plc

                                                      Spirent House

                                                      Crawley Business Quarter

                                                      Fleming Way

                                                      Crawley, RH10 9QL
Telephone number of contact:                          01293 767676


SIGNED BY        Warren Nash
                 Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of


                 Spirent Communications plc
                 Name of applicant



If you knowingly or recklessly give false or misleading information you may be liable to prosecution.






BLOCKLISTING SIX MONTHLY RETURN



To:       The FSA



Date: 9 January 2007



Name of applicant:                SPIRENT COMMUNICATIONS PLC
Name of scheme:                   CAW AMENDED AND RESTATED STOCK OPTION PLAN
Period of return:                 From: 1 JULY 2006               To: 31 DECEMBER 2006
Balance under scheme from previous return:            833,485 ORDINARY SHARES OF 3 1/3p EACH
The amount by which the block scheme has been         NIL
increased, if the scheme has been increased since the
date of the last return:

Number of securities issued/allotted under scheme     18,365  ORDINARY SHARES OF 3 1/3p EACH
during period:
Balance under scheme not yet issued/allotted at end   815,120 ORDINARY SHARES OF 3 1/3p EACH
of period:
Number and class of securities originally listed and  1,300,000 ORDINARY SHARES OF 3 1/3p EACH DATED 15
the date of admission:                                AUGUST 2002

                                                      115,394 ORDINARY SHARES OF 3 1/3 p EACH DATED 28
                                                      AUGUST 2002
Total number of securities in issue at the end of the 975,851,486 ORDINARY SHARES OF 3 1/3 p EACH
period :                                              (885,599,999 WHEN EXCLUDING TREASURY SHARES)


Name of contact:                                     Warren Nash
Address of contact:                                  Spirent Communications plc

                                                     Spirent House

                                                     Crawley Business Quarter

                                                     Fleming Way

                                                     Crawley, RH10 9QL
Telephone number of contact:                         01293 767676


SIGNED BY        Warren Nash
                 Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

                 Spirent Communications plc
                 Name of applicant



If you knowingly or recklessly give false or misleading information you may be liable to prosecution.







                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______MICHAEL ANSCOMBE______

                                                     (Registrant)

Date: 09 Janaury, 2007                         By   ____/s/ Michael Anscombe____

                                                    (Signature)*